Exhibit 99.1

POLYRIZON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

POLYRIZON LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2026	2025
Assets
Current assets:
Cash and cash equivalents		$8,410	$1,306
Short term deposit		3,029	10,184
Investment in shares	3	3,607	783
Investment in warrants	3	1,026	191
Other current assets		222	396

Total current assets		16,294	12,860

Intangible asset, net	4	2,397	2,547
Property and equipment, net		12	12
Long term deposit		6,159	6,018

Total long term assets		8,568	8,577

Total assets		$24,862	$21,437

Liabilities and shareholders’ equity

Current liabilities:
Employees and payroll-related liabilities		$59	$149
Other payables and accrued expenses		389	294

Total current liabilities		448	443

Shareholders’ equity:
Ordinary shares, no par value per share; Authorized: 2,000,000,000 shares as of June 30, 2026 and December 31, 2025; Issued and outstanding: 2,125,659 and 1,608,266 shares as of June 30, 2026, and December 31, 2025, respectively; (*)		-	-
Additional paid-in capital		34,239	29,395
Accumulated deficit		(9,825)	(8,401)

Total shareholders’ equity		24,414	20,994

Total liabilities and shareholders’ equity		$24,862	$21,437

See accompanying notes to the condensed consolidated financial statements

POLYRIZON LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2026	2025

Operating expenses:
Research and development expenses		$(1,382)	$(776)
General and administrative expenses		(2,942)	(1,709)

Operating loss		(4,324)	(2,485)

Financial income, net	7	2,900	2,308

Net loss		$(1,424)	$(177)

Basic and diluted net loss per share (*)	6	$(0.79)	$(0.73)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share (*)		1,809,598	240,530

(*)	After giving effect to the share splits and the reverse share split, see also note 5.

See accompanying notes to the condensed consolidated financial statements.

POLYRIZON LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number (*)	Amount	capital	deficit	equity

Balance as of December 31, 2024	2,796	-	10,352	(5,066)	5,286

Share-based payment	-	-	398	-	398

Issuance of shares, warrants and pre-funded warrants, net	23,611	-	1,768	-	1,768

Exercise of warrants	953,705		11,100	-	11,100

Net loss	-	-	-	(177)	(177)

Balance as of June 30, 2025	980,112	-	23,618	(5,243)	18,375

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number (*)	Amount	capital	deficit	equity

Balance as of December 31, 2025	1,608,266	-	29,395	(8,401)	20,994

Share-based payment	100,680	-	1,716	-	1,716

Issuance of shares, warrants and pre-funded warrants, net (see Note 5)	388,888	-	3,128	-	3,128

Issuance of shares (RSU)	27,825	-	-	-	-

Net loss	-	-	-	(1,424)	(1,424)

Balance as of June 30, 2026	2,125,659	-	34,239	(9,825)	24,414

See accompanying notes to the condensed consolidated financial statements.

POLYRIZON LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(1,424)	$(177)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	153	189
Share-based payment	1,716	398
Fair value revaluation of investment in shares and warrants	(2,593)	-
Fair value revaluation of warrant liability	-	(5,218)
Finance expenses	14	3,059
Change in:
Other current assets	174	(105)
Employees and payroll-related liabilities	(90)	-
Other payables and accrued expenses	95	33

Net cash used in operating activities	(1,955)	(1,821)

Cash flows from investing activities

Maturity of short term deposit	7,000	-
Investment in shares and warrants	(1,066)	-
Purchase of property and equipment	(3)	(2)

Net cash provided by (used in) investing activities	5,931	(2)

Cash flows from financing activities

Proceeds from issuance of ordinary shares, warrants and pre-funded warrants	3,128	15,097

Net cash provided by financing activities	3,128	15,097

Change in cash and cash equivalents	7,104	13,274
Cash and cash equivalents at the beginning of the period	1,306	2,554

Cash and cash equivalents at the end of the period	$8,410	$15,828

Non-cash financing activities:
Exercise of warrants into ordinary shares	$-	$11,100
IPO warrants exchange	$-	$1,635

See accompanying notes to the condensed consolidated financial statements.

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:	GENERAL

a.

Polyrizon Ltd. (the “Company”) was incorporated and commenced its business operations in January 2005. The Company is a clinical development stage biotech company specializing in the development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses, including certain variants of COVID-19 that are also considered to cause more infections and spread faster than the original strain of the virus (the U.S. Centers for Disease Control and Prevention expects that additional variants of the virus will continue to occur), influenza, allergens, and other toxins. The Company’s proprietary Capture and Contain (“C&C”) hydrogel platform is delivered in the form of nasal sprays and form a thin gel-based protective shield containment barrier in the nasal cavity that prevents viruses, bacteria, allergens, and other toxins from penetrating the nasal epithelial tissue. We are further developing certain aspects of our proprietary C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We are also collaborating with a biotech company specializing in psychedelic-derived therapeutics to leverage the Company’s proprietary Trap and Target (“T&T”) platform to develop an innovative intranasal formulation aimed at optimizing absorption and therapeutic efficacy of psychedelic-based treatments.

The Company’s ordinary shares, no par value per share, began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “PLRZ” on October 29, 2024, in connection with its initial public offering transaction.

On May 4, 2026, the Company formed a wholly owned Israeli subsidiary called Nasetra Therapeutics Ltd. (the “Subsidiary”). As of the date of the issuance of these condensed consolidated financial statements, the Subsidiary has not yet commenced activity.

b.	Liquidity and management plans

The Company is in the research and development (R&D) stage and, as such, has not generated any revenues from its current operations. The Company’s activities are primarily funded through the proceeds from its initial public offering on the Nasdaq, proceeds from convertible loans and private placements of its securities. As of June 30, 2026, the Company reported an accumulated deficit of $9,825.

To support its operations and advance its development programs, the Company intends to continue securing investments from investors. If sufficient investment cannot be obtained, the Company may need to implement cost-cutting measures, scale back its R&D activities, or delay certain development programs. Despite these potential challenges, management believes that the Company’s existing financial resources will be sufficient to sustain its planned operations for at least the next twelve months.

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:	GENERAL (Cont.)

c.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. In addition, Iran, Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and/or ground operations in Lebanon, Syria, Yemen and Iran. Following years of conflict in the region, on October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. On February 28, 2026, the United States and Israel launched joint combat operations in Iran to which Iran and Hezbollah responded with ballistic missile and drone attacks on Israel as well as other countries and U.S. military bases in the region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. The intensity and duration of the security situation in Israel have been difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited consolidated financial statements:

These unaudited condensed consolidated financial statements have been prepared as of June 30, 2026 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2025 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2026 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

b.	Recently accounting pronouncements:

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this Update apply to all public business entities. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. The Company expects the adoption of this standard won’t have a material impact on the Company’s financial statements.

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for annual and interim periods beginning January 1, 2028. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on its financial statements and related disclosures.

NOTE 3:	INVESTMENT IN SHARES AND WARRANTS

Taurus investment

On October 10, 2025, the Company entered into a share transfer agreement pursuant to which the Company purchased 111,065 common shares of Taurus Gold Corp (TAUR.CN), a publicly tradeable company in Toronto stock exchange (TSX), for gross proceeds of 66,639 CAD ($47). The shares were held as a short-term investment in trading securities and were accordingly classified as current assets.

On October 24, 2025, the Company entered into a subscription agreement with Taurus Gold Corp pursuant to which the Company purchased 13,020,000 units consisting of 13,020,000 common shares and 13,020,000 warrants, for gross proceeds of 651,000 CAD ($465). Each warrant has an exercise price of CAD 0.064 until the date which is the earlier of 36 months and the Taurus Gold Corp listing date on Nasdaq. The shares were held as a short-term investment in trading securities and were accordingly classified as current assets.

An amount of $191 was allocated to the investments in warrants and an amount of $274 was allocated to the investment in shares based on their relative fair value within the total investment amount, During six months ended June 30, 2026 the Company recorded finance income of $112 for revaluation of the investment.

As of June 30, 2026 there were no indicators for impairment of the investment in warrants amount.

Quantum X Labs Inc. Investment

During six months ended June 30, 2026 and year ended December 2025, the Company purchased 159,913 and 41,497 shares of Quantum X Labs, Inc. (formerly Viewbix Inc.) (Nasdaq: QXL), respectively, in open market purchases.

In addition, on March 4, 2026 the Company entered into a private placement agreement with Quantum X Labs, Inc, according to which the Company invested $500 thousand and purchased 285,714 shares and 228,571 warrants at an exercise price of $2.625 per share. On July 2, 2026 (subsequent to balance sheet date), the Company exercised the above warrants into 228,571 shares. The Company initially allocated $57 thousand to the investments in warrants based on their relative fair value within the total investment amount, with the remaining amount allocated to the investment in shares.

During six months ended June 30, 2026, the Company recorded finance income of $1,186 for revaluation of the investment in shares which are classified within Level 1 as the valuation is based on quoted prices in active markets for identical assets.

The fair value of the warrants on June 30, 2026 was determined by using the Black and Scholes pricing model. The warrant were exercised on July 2, 2026 into shares, refer also to Note 8.

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3:	INVESTMENT IN SHARES AND WARRANTS (Cont.)

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of investment in warrants are as follows:

June 30, 2026
Number of warrants	228,571
Share price	5.70
Volatility	31.17%
Interest rate	4.19%
Term (years)	4.68
Fair value	$835

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value.

The following table presents the changes in investment in shares:

Balance as of December 31, 2025	$783
Purchase of shares	1,009
Changes in fair value	1,815

Balance as of June 30, 2026	$3,607

The following table presents the changes in investment in warrants:

Balance as of December 31, 2025	$191
Purchase of warrants	57
Changes in fair value	778

Balance as of June 30, 2026	$1,026

NOTE 4:	INTANGIBLE ASSET, NET

On August 13, 2024, the Company entered into an agreement with SciSparc Ltd. (the “SciSparc”) (NASDAQ “SPRC”) for the purchase of an exclusive, worldwide, royalty-bearing license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform (the “Licensed Patent Rights”), in order to research, develop and commercialize the Licensed Patent Rights in connection with the diagnosis, prevention, and treatment of pain in humans.

Pursuant to the terms of the August 13, 2024 agreement, SciSparc is entitled to up to $3.32 million based on the achievement of certain milestones, including (i) $50,000 upon a successful preclinical safety test, (ii) $100,000 upon first patient enrolled in phase I clinical trial, (iii) $120,000 upon first patient enrolled in Phase 2a clinical trial, (iv) $150,000 upon first patient enrolled in Phase 2b clinical trial, (v) $500,000 upon first patient enrolled in Phase 3 clinical trials, (vi) $800,000 upon approval by the FDA, (vii) $800,000 upon approval by an EU regulatory body, and (viii) $800,000 upon regulatory approval in any additional jurisdiction.

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:	INTANGIBLE ASSET, NET (Cont.)

Additionally, SciSparc is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that is based on the Licensed Patent Rights for a period of fifteen years from the date of the first sale of a Licensed Product, on a country-by-country basis, or through the date of expiration of valid claims of any licensed patents with respect to a Licensed Product in such country, if longer.

Furthermore, the Company has the right to sell sublicenses for the Licensed Patent Rights, at any point in time, to any sublicensee that is not involved in legal proceedings against SciSparc and that has equity of at least $5.0 million as per its most recent audited financial statements. In the event of such sublicensing, the Company is required to pay SciSparc 25% of any proceeds generated from such sublicenses (including proceeds from the sale of the sublicense). The other material terms of the sublicense agreement, including with respect to payments to SciSparc by the sublicensee upon the achievement of the aforementioned pre-clinical, clinical trial and regulatory milestones, are required to be consistent with the August 13, 2024 agreement.

In consideration for purchase of the license, the Company issued to SciSparc 213 ordinary shares and additionally committed to issue to SciSparc additional securities in the occurrence of certain events, including the listing of the Company’s shares on a public exchange pursuant to an initial public offering, for a period of two years, such that the value of the aggregate amount of shares and other securities, as applicable, to be issued to SciSparc will be equal to $3,000 thousand based on the price at which such securities are to be offered at such initial public offering. As such, as part of the Company’s IPO, the Company issued 243 pre-funded warrants and 1,369 warrants.

The Company estimated the fair value of its commitment to SciSparc to issue securities as consideration for the patent at $3,000 thousand, as this amount represents the contractual fixed monetary value of the variable number of securities to be issued to SciSparc pursuant to a qualifying IPO event.

The Company estimates the useful life of the license is 10 years.

Amortization expenses for the six month ended June 30, 2026 and 2025 amounted to $150 thousand. No impairment indicators exist as of June 30, 2026.

The following table presents the changes in the carrying amount of the Company’s intangible assets for the six months ended June 30, 2026 and 2025:

U.S. dollars in thousands

Balance as of December 31, 2025	$2,547

Amortization	(150)

Balance as of June 30, 2026	$2,397

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4:	INTANGIBLE ASSET, NET (Cont.)

U.S. dollars in thousands

Balance as of December 31, 2024	$2,884

Amortization	(150)
Impairment	(37)

Balance as of June 30, 2025	$2,697

NOTE 5:	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

Ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and the right to receive dividends, if any, declared by the Company.

Shares Issuances:

1.	During the six month period ended June 30, 2026, the Company issued 27,825 shares to Company’s officers, directors, employees and service providers upon the vesting and settlement of restricted share units (“RSUs”).

2.	In March 2026, the Company issued 100,680 ordinary shares to several consultants for their services, as such the Company recorded an amount of $1,321 thousand as share-based payment expense.

3.	On April 8, 2026, the Company closed a registered direct offering and concurrent private placement with a single institutional investor for gross proceeds of $3,500 thousand (approximately $3,128 thousand, net of issuance costs). In the registered direct offering, the Company sold 87,777 ordinary shares and 190,000 pre-funded warrants at a purchase price of $9.00 per ordinary share and $8.99999 per pre-funded warrant. In the concurrent private placement, the Company also sold 111,111 PIPE pre-funded warrants and 388,888 PIPE common warrants. The PIPE common warrants have an exercise price of $9.00 per share. The pre-funded warrants are immediately exercisable (subject to registration for unregistered PIPE pre-funded warrants) and may be exercised at any time until exercised in full. As of June 30, 2026, all pre-funded warrants and PIPE pre-funded warrants were exercised into Company’s ordinary shares and 388,888 PIPE common warrants are outstanding.

b.	Share split:

On November 28, 2025, the Company effected a reverse share split of the issued and outstanding ordinary shares at a ratio of one-for-6, pursuant to which holders of Company’s ordinary shares received one ordinary share for every 6 ordinary share held.

Following the reverse share splits, the Company issued additional 467 ordinary shares for any fractional shares held.

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5:	SHAREHOLDERS’ EQUITY (Cont.)

For accounting purposes, all share and per share amounts for ordinary share, preferred shares, warrants, options and loss per share amounts have been adjusted to give retroactive effect to the forward and reverse share splits for all periods presented in these financial statements.

Any fractional shares of more than one-half of one whole share that resulted from the reverse share splits have been rounded up to the nearest whole share.

c.	Share options and RSUs:

On February 19, 2021, the Company’s board of directors (the “Board of Directors”) approved the adoption of the 2021 Share Option Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant share options to its officers, directors, employees and consultants. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement. As of June 30, 2026, the number of shares reserved under the 2021 Plan is 200,000.

On May 14, 2026, the Board of Directors approved the grant of 212,200 RSUs to the Company’s executive officers, members of the Board of Directors and certain service providers (out of which 165,000 Company’s CEO’s and directors RSUs are subject to shareholders approval, which was obtained on July 13, 2026). The RSUs will vest on a quarterly basis in the following 2 years.:

The fair value of the granted RSUs was $709 thousand according to the market price quotation at grant date.

Expenses recognized in the condensed financial statements:

	Six months ended June 30,
	2026	2025
	In thousands
Research and development expenses	$103	$2
General and administrative expenses	292	396

Total	$395	$398

(*)	Expense of $1,321 thousand was recorded as share-based payment expense in respect of shares issued to service providers for their services (refer to Note 5a(2)).

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6:	LOSS PER SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted net loss per share is as follows:

	For the Six Months ended June 30,
	2026	2025
Numerator:
Net loss applicable to shareholders of ordinary shares	$(1,424)	$(177)

Denominator:
Number of ordinary shares used in computing basic and diluted net loss per share (*)	1,809,598	240,530
Net loss per share of ordinary share, basic and diluted	$(0.79)	$(0.73)

(*)	After giving effect to the share splits and the reverse share split, see also note 5.

All outstanding share options and warrants (except for prefunded warrants) for the period ended June 30, 2026 and 2025 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six Months ended June 30,
	2026	2025

Options	164	164
IPO warrants	958	958
April 2026 warrants	388,888	-
Series A Warrants	-	139
Exchange Warrants	-	342

Total	390,010	1,603

POLYRIZON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:	FINANCIAL INCOME, NET

	For the Six Months ended June 30,
	2026	2025

Fair value revaluation of warrant liability	$-	$5,218
Fair value revaluation of investment in shares and warrants	2,593	-
Interest income from short term deposits	313	100
Exchange rate differences	(2)	130
Finance expenses	-	(3,139)
Bank fees	(4)	(1)

	2,900	2,308

NOTE 8:	SUBSEQUENT EVENTS

1.	On July 2, 2026, the Company exercised warrants to purchase 228,571 shares of common stock of Quantum X Labs Inc. for aggregate consideration of $600 thousand, refer to Note 3.

2.	On September 4, 2026, the Company closed a registered direct offering and concurrent private placement with a single institutional investor for gross proceeds of $4,000 thousand (approximately $3,500 thousand, net of issuance costs). In the registered direct offering, the Company sold 232,500 ordinary shares and 30,000 pre-funded warrants at a purchase price of $12.00 per ordinary share and $11.99999 per pre-funded warrant. In the concurrent private placement, the Company also sold 70,833 PIPE pre-funded warrants and 333,333 ordinary warrants. The ordinary warrants have an exercise price of $12.00 per share. The pre-funded warrants are immediately exercisable (subject to registration for unregistered PIPE pre-funded warrants) and may be exercised at any time until exercised in full. As of the date of the issuance of these condensed consolidated financial statements, all pre-funded warrants, PIPE pre-funded warrants and ordinary warrants are outstanding.